Exhibit 99.3

Ionis Investor Talking Points

What We Announced

•	Ionis reached an agreement with Akcea to acquire the outstanding shares of Akcea common stock we do not already own, approximately 24%, for $18.15 per share in cash.

•	This corresponds to a total transaction value of approximately $500 million on a fully diluted basis.

•	We expect to fund the acquisition through existing cash resources. The transaction is not subject to any financing condition.

Strategic and Financial Benefits

•	This is another step forward in Ionis’ evolution and creates a stronger, more efficient organization.

•	This is another step toward our building Ionis’ commercial strategy for the future.

•	We believe there is significant strategic value in becoming one company – with one vision and one set of strategic priorities, led by one team.

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Since the founding of Akcea in 2015, and since its IPO in 2017, in close collaboration with Ionis, Akcea has launched Tegsedi globally and Waylivra in the EU, while advancing a late-stage pipeline and securing important partnerships.

•	Over that same period, Ionis has evolved significantly.

•	Our technology has been proven and validated.

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Our deep, broad, diverse pipeline of more than 40 potentially transformative medicines has advanced with more than 25 mid- to late-stage programs; and has delivered three commercial products, including the blockbuster Spinraza.

•	Ionis’ culture of innovation is deeply embedded throughout the organization and continues to thrive.

•	And our financial position is even stronger today.

•	We believe this transaction will enhance the future success of our company and accelerate our next phase of growth.

•	Ionis will also further strengthen its financial position through this transaction …

•	…by realizing more financial upside from Akcea’s rich pipeline and commercial products.

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…by gaining full access to Akcea’s significant cash on hand of approximately $390 million as of June 30, 2020 and future cash flows to further invest in Ionis’ future and further support Ionis’ capital allocation strategy.

•	…by achieving meaningful cost synergies.

•	This is the right transaction at the right time and ideally positions Ionis for the future.

Next Steps

•	Under the terms of the agreement, Ionis will commence a tender offer for all outstanding shares of Akcea common stock not already owned by Ionis at a price of $18.15 per share in cash.

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The closing of the tender offer will be subject to a majority of Akcea’s shares not already owned by Ionis, its affiliates or their respective directors and executive officers being tendered in the tender offer.

•	Promptly following the completion of the tender offer, Ionis will acquire all remaining shares of Akcea common stock at the same price of $18.15 per share in cash through a second-step merger.

•	We expect to complete the transaction in the fourth quarter of 2020.

Closing

•	Thank you again for taking the time to speak with us today.

•	As always, and as you know, we are committed to open communication with our shareholders, so we’ll keep you apprised of any significant developments.

•	I’d be happy to take your questions…